Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-8875 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com

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Form of Proxy — Common Shares — Annual Meeting to be held on February 25, 2005

Notes to Proxy

1.	This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer or officers. If not dated, it shall be deemed to bear the date of January 26, 2005.

2.	This Form of Proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Common Shareholders and Management Proxy Circular.

3.	THE SHAREHOLDER MAY APPOINT A PROXYHOLDER, OTHER THAN EITHER OF THE PERSONS DESIGNATED IN THE FORM OF PROXY, TO ATTEND AND ACT ON THE SHAREHOLDER’S BEHALF AT THE MEETING, AND MAY DO SO EITHER BY DELETING THE NAMES OF THE DESIGNATED PERSONS AND INSERTING THE NAME OF THE PERSON THE SHAREHOLDER WISHES TO APPOINT IN THE SPACE PROVIDED IN THE FORM OF PROXY, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. THE PROXYHOLDER IS NOT REQUIRED TO BE A SHAREHOLDER OF ROYAL BANK.

4.	THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ROYAL BANK AND THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY THE SHAREHOLDER.

5.	IN THE ABSENCE OF ANY CONTRARY INSTRUCTIONS, THE SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED “FOR” ITEMS 1 AND 2 AND IN FAVOUR OF MANAGEMENT’S PROPOSALS GENERALLY, AND “AGAINST” ITEMS 3, 4, 5, 6, 7, 8 AND 9.

6.	Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only.

METHOD OF VOTING

•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided.

•	Complete, sign and date the reverse hereof.

•	Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249-7775.

•	Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.

Signed and completed Forms of Proxy should be received at the Toronto office of Computershare Trust Company of Canada by 5:00 p.m. (Eastern Standard Time) on February 23, 2005, or hand-delivered at the registration table on the day of the meeting prior to the commencement of the meeting.

THANK YOU

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This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
The undersigned holder of Common Shares of ROYAL BANK OF CANADA (“Royal Bank”) hereby appoints: DAVID P. O’BRIEN, failing whom GORDON M. NIXON	OR	Print the name of the person you are appointing if this person is someone instead of the foregoing as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the ANNUAL MEETING OF COMMON SHAREHOLDERS OF ROYAL BANK TO BE HELD ON THE 25TH DAY OF FEBRUARY 2005, and at any adjournment thereof, with the power of substitution and with all the powers that the undersigned could exercise with respect to the said shares if personally present and with authority to vote at the said proxyholder’s discretion except as herein otherwise specified and to vote and act in said proxyholder’s discretion with respect to amendments or variations to matters referred to in the accompanying Notice of Annual Meeting of Common Shareholders and with respect to other matters that may properly come before the meeting.

The said proxyholder is hereby directed to vote for or against or withhold from voting as indicated below:

The Board of Directors and management recommend that shareholders VOTE FOR items 1 and 2 below:

1.	Election of Directors

The proposed nominees named in the accompanying Management Proxy Circular are:

W.G. Beattie; G.A. Cohon; D.T. Elix; J.T. Ferguson; P. Gauthier; J. Lamarre; B.C. Louie; G.M. Nixon; D.P. O’Brien; R.B. Peterson; J.P. Reinhard; C.W. Sewell, Jr.; K.P. Taylor; V.L. Young

☐	VOTE FOR all nominees listed above (except for the following nominees from whom I withhold my vote):

☐	WITHHOLD my vote from all nominees

2.	Appointment of Auditors	VOTE FOR	☐	WITHHOLD VOTE	☐

Shareholder Proposals	The Board of Directors and management recommend that shareholders VOTE AGAINST items 3 to 9 below:

		FOR	AGAINST			FOR	AGAINST			FOR	AGAINST

3.	Shareholder Proposal No.1	☐	☐	5.	Shareholder Proposal No.3	☐	☐	7.	Shareholder Proposal No.5	☐	☐

4.	Shareholder Proposal No.2	☐	☐	6.	Shareholder Proposal No.4	☐	☐	8.	Shareholder Proposal No.6	☐	☐

								9.	Shareholder Proposal No.7	☐	☐

The seven Shareholder Proposals are set out in Schedule ‘C’ to the accompanying Management Proxy Circular.

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

Signature(s)

Day	Month	Year

Interim Financial Statements and MD&A Request		Minutes of Meeting Request

ROYAL BANK OF CANADA’S interim financial statements and related management’s discussion and analysis (MD&A) are available at rbc.com/investorrelations, but if you wish to receive them by mail please mark this box. If you do not mark the box, or do not return this form, the interim financial statements and MD&A will not be sent to you in 2005.
	☐	Mark this box if you would like to receive the minutes of this Annual Meeting of Common Shareholders. If you do not mark the box, or do not return this form, you will NOT receive these minutes by mail.	☐

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